UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment enters negotiations to acquire ContentFilm plc

TORONTO--(MARKET WIRE)--Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (Toronto:PAE.TO - News) (“PAE”), an integrated global entertainment company creating and acquiring critically acclaimed film, television and DVD content for worldwide distribution, today announced that it has entered into a non-binding Letter of Intent with London-based film and television sales company ContentFilm plc (AIM: CFL) (“ContentFilm”) in which PAE has indicated that it is considering making an offer for all of the issued and to be issued ordinary share capital of ContentFilm for a cash consideration of GBP 0.20 per ordinary share of GBP 0.01 each (“Ordinary Share”) or, at the election of each holder, 0.2 PAE common shares for each Ordinary Share up to a total of 19,500,000 PAE Common Shares (the “Share Alternative”).  Assuming elections are made to take up the Share Alternative in full, the total cash payable would be approximately $35,000,000.00.

ContentFilm has 174,027,323 Ordinary Shares in issue, 17,169,998 in the money options and 3,048,518 in the money warrants. Any PAE shares issued as part of this transaction will be subject to a twelve-month lock-up period.  In addition, the 34,840,262 Convertible Redeemable Preference Shares in ContentFilm will be rolled over into a similar instrument of PAE at a ratio of 5:1, for a total of 6,968,052 Convertible Redeemable Preference Shares of PAE with a redemption price of C$2.60 and a redemption date of June 2010.

The Letter of Intent is non-binding (save for the provisions relating to exclusivity and confidentiality) and is subject to various conditions, including negotiation and execution of definitive financing agreements, formal offer conditions, at least 50% of the shareholders of ContentFilm entering into irrevocable undertakings or letters of intent to accept the Share Alternative, completion of due diligence by both parties and approval by the Board of Directors of each entity. Peace Arch reserves the right to waive these conditions should they not be satisfied.  This announcement does not constitute a firm intention to make an offer by PAE under Rule 2.5 of the City Code on Takeovers and Mergers. Accordingly, there can be no certainty at this time that PAE will proceed with the making of an offer for ContentFilm even if these conditions are satisfied, or that any offer made will be successful.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces, acquires and distributes feature film and television programming throughout the world, both directly and via third party licensees. It has three operating divisions – film, television and home entertainment – with offices in Toronto, Los Angeles, New York and Vancouver. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of PAE’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital (including, but not limited to, financing for the proposed transaction on terms acceptable to PAE), all other conditions of the Letter of Intent with ContentFilm being met in a manner consistent with the terms therein and other risks detailed in our periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, PAE undertakes no obligation to update these statements for revisions or changes after the date of this release.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THERFROM.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of PAE or ContentFilm, all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction.  This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends.  If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant’ securities’ of PAE or ContentFilm, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of PAE or ContentFilm, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities.  In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to securities.

Terms in quotation marks are defined in the Code, which can be found on the Panel’s website.  If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial advisor authorized under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

Distributed by Filing Services Canada and retransmitted by Marketwire

Contact:

Roy Bodner
Senior Vice President
Marketing and Communications
Peace Arch Entertainment
(310) 776-7208
Email Contact: Email Contact

Or

Financial Communications
Trilogy Capital Partners
Ryon Harms
(800) 592-6067
Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	December 20, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.